

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 4, 2010

<u>Via U.S. Mail and Facsimile</u>

Ms. Pamela G. Boone
Executive Vice President and Chief Financial Officer
Synergetics USA, Inc.
3845 Corporate Centre Drive
O'Fallon, Missouri 63368

      Re: Synergetics USA, Inc.
             Form 10-K for the Year Ended July 31, 2009
             Filed October 28, 2009
             File No. 001-10382

Dear Ms. Boone:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2009

Note 1. Nature of Business and Significant Accounting Policies, page F-7

– Goodwill and other intangibles, page F-8

1.   We note your disclosures here and on page 38 regarding your annual evaluation of goodwill for possible impairment. You state on page 38 that based on your annual impairment analysis, "[you] believe the enterprise value of our acquisition continues to be greater than [y]our investment." Based on this disclosure, it is not clear how your annual impairment evaluation complies with the guidance contained in section 350-20-35 of the FASB Accounting Standards Codification. Please tell us and revise future filings to clearly disclose how you test your goodwill for impairment, including a description of the two-step method outlined in 350-20-35-4 through 350-20-35-13 of the FASB Accounting Standards Codification. In this regard, clearly disclose the number of reporting units you have identified for purposes of your goodwill impairment evaluation.

2.   Further to the above, we note that the market value of your common stock was less than the net book value of your equity as of July 31, 2009. As such, please tell us more about your goodwill impairment evaluation as of the fourth quarter of fiscal 2009. Discuss how you determined the fair value of each of your reporting units, including how you considered the fair market value of your common stock at that date. To the extent that you determined that one or more of your reporting units did not pass step one of the impairment test, please also discuss how you performed step two of the goodwill impairment evaluation.

3.   In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in the "Use of Estimates and Critical Accounting Policies" section of MD&A in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

    •   Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

    •   Disclose the amount of goodwill allocated to the reporting unit;

    •   Describe the methods and key assumptions used and how the key assumptions were determined;

    •   Describe the degree of uncertainty associated with the key assumptions; and

    •   Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

4.   We note your disclosures here regarding your trademark, which you have classified as an indefinite-lived intangible asset. In light of the significance of the asset balance to your financial statements, please tell us and revise future filings to disclose how you evaluate this asset for possible impairment. Refer to paragraph 350-30-35-18 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief